ADVANTAMEDS
SOLUTIONS, INC

June 6, 2017

Geoff Thompson, CEO

Advantameds Solutions USA Fund I, Inc.

Geoff

I am writing this letter to notify you of my decision to retire from Advantameds Solutions USA Fund I, Inc.; it has been a pleasure working with you as the Chief Strategic Officer.

I understand that my original 9 million granted common shares will be lowered and reissued as 2 million common shares.

I look forward to future opportunities.

Patrick Custardo

Patrick Custardo